

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via E-mail</u>
Tani Girton
Executive Vice President and
Chief Financial Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novato, CA 94947

     Re: Bank of Marin Bancorp
              Form 10-K for Fiscal Period Ended December 31, 2012
              Filed March 14, 2013
              File No. 001-33572

Dear Ms. Girton:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Gus Rodriguez

                             Gus Rodriguez
                             Accounting Branch Chief